Via Facsimile and U.S. Mail
Mail Stop 4720

July 7, 2009

Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, NJ 07938-0830

> **Re: Everest Reinsurance Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 033-71652**

Dear Mr. Taranto:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 2 – Investments, page F-10

1.   In order to improve the transparency of your mortgage-backed securities, please consider including the following disclosures herein or elsewhere in the filing, as appropriate:

- The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage backed securities and the related respective unrealized losses on these investments;
- The level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired; and
- A table of mortgage-backed securities by origination year that provides credit rating at origination and currently.

2. On Schedule 1 – Summary of Investments you disclose that all of your mortgage-backed investments were comprised of pass-through securities. Please clarify the nature of your mortgage-backed securities herein in Note 2 and elsewhere in the filing, as applicable, and disclose the extent that your mortgage-backed investments have a pass-through structure.

3. Please revise your disclosures with respect to limited partnership investments as follows:

- Provide a description of the limited partnerships investment strategy; and
- Disclose how you determined that the fair value for your limited partnership investments approximates the value determined under the equity method of accounting given the significant decline in the market value of equity securities.

Note 4 – Fair Value, page F-17

4. Please revise your disclosure to provide more information about information obtained from your investment asset managers. Please include the following:

- The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers; and
- Describe the validation process performed by your investment asset managers to validate the prices obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. Discuss in what situations the investment asset managers obtain additional price quotes for verification.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant